             February 9, 2011

VIA EDGAR

Christina Chalk, Esq.
Senior Special Counsel
Office of Mergers & Acquisitions
Securities and Exchange Commission
100 F Street, NE
Washington, D.C.  20549

Re:	Crucell N.V. Schedule 14D-9
Filed on January 26, 2011
By certain affiliates of the Van Herk Groep SEC File No. 5- 51066

Dear Ms. Chalk:

On behalf of our clients, Onroerend Goed Beheer- en Beleggingsmaatschappij A. van Herk B.V. (“OGBBA”), A. van Herk Holding B.V. (“Holdings”) and Adrianus van Herk (“Mr. van Herk” and, together with OGBBA and Holdings, the “Filers”), we are responding to your letter to OGBBA dated February 4, 2011 (the “Comment Letter”) regarding the Schedule 14D-9 filed by the Filers on January 26, 2011 (the “Schedule”) with respect to Crucell N.V. (the “Company”).

Listed below are the Filers’ responses to the staff’s comments contained in the Comment Letter.  For the staff’s convenience, (i) the headings herein are identical to those set forth in the Comment Letter, (ii) where practicable each response is cross referenced to the item in the Amendment No. 1 to Schedule 14D-9 (the “Amendment”) filed with the Securities and Exchange Commission on the date hereof where the noted disclosure has been made, and (iii) the staff’s comments have been included in italics prior to each corresponding response.

Schedule 14D-9

1.
The cover page of the filing lists the following parties as filers:  Onroerend Goed Beheer-en Beleggingsmaatschappij A. van Herk B.V. (“OGBBA”), A. van Herk Holding B.V. (“Holdings’’), and Adrianus van Herk.  However, the Schedule is signed by the first two entities only.  Mr. Adrianus van Herk should sign the Schedule in his individual capacity as a filing person.  Please revise.

We respectfully submit that the Schedule has been fully signed.

2.
See our last comment above.  The disclosure in the body of the Schedule 14D-9 should be revised to consistently identify the filers listed on the Schedule, who must each sign it in their individual capacities.  For example, refer to the disclosure under Item 2, where you do not identify Mr. van Herk as a filer.

We respectfully submit that the Schedule correctly identifies the following persons as Filers: (i) OGBBA, (ii) Holdings and (iii) Mr. van Herk.

Item 4.  The Solicitation or Recommendation, page 2

3.
The disclosure in this section appears to be inconsistent.  You state that the Filers do not intend to make a recommendation with respect to the Offer.  However, in the next paragraph, you express the view of the Filers that “the Offer undervalues the Company.” Similarly, in the press release attached as Exhibit 1 to the Schedule 14D-9, the Van Herk Group states that “the proposed bid of EUR 24.75 per share is too low, “and goes on to provide a bullet point list of the reasons for such position.  These statements appear to be inconsistent with a lack of a position or a neutral position with respect to the Offer.  Indeed, as a third party who is not the target company in this Offer, your obligation to file a Schedule 14D-9 arises specifically because you made a recommendation to target security holders with respect to the Offer.  See Rule 14d-9(b) and (e).  Please revise or advise.

The Filers have amended their response to Item 4. We refer you to Item 4 in the Amendment.

4.
Explain why, if you have determined that the Offer undervalues the Company and is “meager,” you have not made a decision with respect to whether you will tender your shares into the Offer.  Revise the filing to explain the factors upon which such decision will be based and when you expect to make it.

The Filers have amended their response to Item 4. We refer you to Item 4 in the Amendment.

5.	See our comment above. Please include an undertaking in your response letter to amend the Schedule 14D-9 when you decide whether or not to tender into the Offer.

The Filers filed the requested amendment to Schedule 14D-9 today.

* * * * * * * * * *

In the event that the staff has any interim questions or comments, please do not hesitate to call the undersigned at the telephone number set forth above.  Thank you.

                Very truly yours,

                /s/ Jan J.H. Joosten

                Jan J.H. Joosten

cc:           Erik Esveld
Onroerend Goed Beheer- en Beleggingsmaatschappij A. van Herk B.V